UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

124/1123

DIVISION OF
MARKET REGULATION

04039099

May 10, 2004

Act	Securities Exchange Act of 1934
Section	Section 14
Rule	Rule 14e-5
Public Availability	May 10, 2004

Ashar Qureshi, Esq.
Cleary, Gottlieb, Steen & Hamilton
55 Basinghall Street
London EC2V 5EH, England
United Kingdom

Re: **Offer by an indirect wholly owned subsidiary of SABMiller PLC for the shares of Harbin Brewery Group Limited**
File No. TP 04-56

Dear Mr. Qureshi:

This is in response to your letter dated May 10, 2004, as supplemented by conversations with the staff. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the Code on Takeovers and Mergers of Hong Kong (Code) as well as the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
- Harbin Brewery Group Limited (Company), a Cayman Islands corporation, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act; and
- Any purchases of Company Shares by (i) SABMiller PLC, a public limited company incorporated under the laws of England and Wales (Holdco), and an indirect wholly owned subsidiary of Holdco (Bidco), (ii) its or their advisors, or (iii) any broker or other financial institution acting as its or their agent (collectively, the Prospective Purchasers), will be subject to the Code.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Company Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Company Shares, otherwise than pursuant to the Offer, shall be made in the United States;
2. The Offer Document shall disclose prominently the possibility of purchases or arrangements to purchase Company Shares by the Prospective Purchasers, otherwise than pursuant to the Offer;
3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Company Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, to the extent such information is made public in Hong Kong in accordance with the Code;
4. The Prospective Purchasers shall comply with any applicable laws of Hong Kong and any applicable rules of Hong Kong organizations, including the Code and the rules of the Hong Kong Stock Exchange;
5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Company Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, on a transaction-by-transaction basis, including:
    a. size, broker (if any), time of execution, and price of purchase; and
    b. if not executed on the Hong Kong Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;
6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs (5)(a) and (5)(b) above to the Division at its offices in Washington, D.C. within 30 days of its request;
7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to such records; and
9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act expressed above does not apply to purchases or arrangements to purchase Company Shares prior to this exemption being granted, is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the

Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

020-7614-2200

FACSIMILE
020-7600-1698

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU TOKYO 100-0013

Writer's Direct Dial: +44 (0) 207 614-2226
E-Mail: aqureshi@cgsh.com

May 10, 2004

Division of Market Regulation
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549
Attention: James Brigagliano

Re: Offer by an indirect wholly owned subsidiary of SABMiller PLC for the shares of Harbin Brewery Group Limited

Ladies and Gentlemen:

We are writing on behalf of SABMiller PLC, a public limited company incorporated under the laws of England and Wales ("Holdco"), and an indirect wholly owned subsidiary of Holdco ("Bidco").

Bidco, acting through Anglo Chinese Corporate Finance, Limited ("Anglo Chinese"), announced on May 5, 2004 an offer (the "Offer") to purchase all outstanding shares of Harbin Brewery Group Limited, a Cayman Islands corporation (the "Company") whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). Holdco and its affiliates already own 29.4% of the outstanding share capital of the Company. Under the terms of the Offer, Anglo Chinese, on behalf of Bidco, will offer HK$4.30 in cash for each share of the Company. The Offer is conditional only upon acceptances of the Offer which, when taken together with any shares acquired or agreed to be acquired by Bidco or parties acting in concert with it before or during the offer period, result in Bidco and the persons acting in concert with it holding more than 50% of the issued voting share capital of the Company. The Offer is not recommended by the board of directors of the Company, and is not made pursuant to any agreement with the Company.

Bidco and Holdco provided us with, and authorized us to make on their behalf, the factual representations set forth in this letter.

As previously discussed with members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we are requesting exemptive relief from Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for certain purchases of Company shares made outside of the United States prior to and during the conduct of, but outside of the terms of, the Offer.

I. Factual Background

A. The Company

The principal activity of the Company is the brewing, distribution and sale of beer in the People's Republic of China (the "PRC"), particularly in the northeast region of the PRC. According to the Company's website, the Company and its subsidiaries (the "Group") operate eight principal production facilities, six in Heilongjiang and two in Jilin, with an aggregate production capacity in excess of one million tons per annum. The Group's principal brand, Harbin (popularly known as "HAPI"), is a leading brand in the northeast region of the PRC.

The published audited consolidated profit after tax and minority interests of the Company for the year ended December 31, 2003 was approximately HK$114,378,000, equivalent to approximately HK$0.114 per share. The published audited consolidated net tangible assets of the Company at December 31, 2003 were approximately HK$1,069.6 million, equivalent to approximately HK$1.07 per share.

Based on the audited consolidated financial statements of the Group for the year ended December 31, 2003, there were 1,002,864,358 issued shares of the Company (the "Company Shares"). The Company Shares are not listed on any stock exchange in the United States. The Company Shares are currently listed only on the Hong Kong Stock Exchange. The Company is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act and has no class of securities registered under Section 12 of the Exchange Act.

At the Offer price of HK$4.30 per Company Share, the offer values the entire issued ordinary share capital of the Company at approximately HK$4,312.3 million.

At present, given the posture of the Offer, Bidco has not yet been able to determine the number of U.S. holders of the Company for purposes of Tier One treatment.

B. Bidco and Holdco

Bidco is an indirect wholly owned subsidiary of Holdco.

Holdco is one of the world's largest brewers, with major brewing and distribution operations in America, Africa, Europe and Asia and 2002-2003 lager volumes in excess of 115 million hectoliters. It has a brewing presence in over 40 countries on four continents with some 45,000 employees and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. In the year ended March 31, 2003, the Holdco group generated US$770 million pre-tax profit from a turnover of approximately US$9,112 million.

Holdco is listed in London and Johannesburg. The Holdco group, through its joint venture, China Resources Breweries, operates 30 breweries in nine provinces in China with total production volume of 27 hectoliters in the year ended March 31, 2003. The Holdco group entered the China market in 1994.

II. Proposed Structure of the Offer

The following description of the Offer is based upon discussions with Richards Butler, Hong Kong counsel for Bidco and Holdco, and Lovells, English counsel for Holdco.

The Offer will be made in cash and will be structured as a single offer made concurrently in Hong Kong and in the United States, as well as in other jurisdictions where such offer may legally be made. The Offer is conditional only upon acceptances of the Offer which, when taken together with any shares acquired or agreed to be acquired by Bidco or parties acting in concert with it before or during the offer period, result in Bidco and the persons acting in concert with it holding more than 50% of the issued voting share capital of the Company.

The Offer will be structured to comply with the applicable provisions of the Code on Takeovers and Mergers of Hong Kong (the "Code"), the rules and procedures established by the Hong Kong Takeovers and Mergers Panel (the "Takeovers Panel"), which administers the Code, and the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange. In addition, except as otherwise requested herein, the Offer will be structured to comply with Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of the Company is registered under Section 12 of the Exchange Act.

Public announcement of the Offer was made in Hong Kong and the United Kingdom on May 5, 2004. The Offer will be made pursuant to an offer document (the "Offer Document"), which will comply with the rules and regulations of the Code. Pursuant to Rule 8.2 of the Code, the Offer Document must be mailed to all holders of Company Shares within 21 days of the announcement, which would be on or before May 26, 2004.

The Code provides that the earliest date by which an offer may become unconditional as to acceptances will be 28 calendar days after posting of the Offer Document, and the latest date by which an offer may become or be declared unconditional as to acceptances will be 60 calendar days after posting the Offer Document (unless the Takeovers Panel has granted an extension of such timetable, where for example a competing offer has been announced). The Offer will therefore remain open for an initial period of not less than 20 U.S. business days and for such additional period or periods as may be determined by Bidco or as may be mandated by the provisions of Regulation 14E or the Code.

Once the Offer becomes or has been declared wholly unconditional (e.g., all conditions to the Offer have been satisfied or, where possible, waived), which, pursuant to Rule 15.7 of the Code, must be no later than 21 calendar days after the date the Offer has become or has been declared unconditional as to acceptances or the first closing date (whichever is the later) unless the Takeovers Panel agrees to a later date, Bidco must accept all Company Shares that are validly tendered and not withdrawn during the initial offer period, and must, pursuant to Rule 20.1 of the Code, pay for such accepted shares within 10 calendar days. If the Offer becomes or is declared unconditional as to acceptances, the Offer must, in order to comply with Rule 15.3 of the Code, remain open for acceptances for at least 14 calendar days thereafter and may remain open for such longer period as Bidco deems appropriate.

An institution in Hong Kong will act as the Hong Kong receiving agent to receive tenders of Company Shares pursuant to the Offer.

III. Purchases Outside the Offer and Rule 14e-5

In Hong Kong, purchases outside a tender offer are permitted, subject to certain limitations, and we have been informed that such purchases are quite common in connection with Hong Kong tender offers. Under Rule 24 of the Code, Bidco, acting directly and through parties acting in concert with it, would be permitted to purchase Company Shares in the open market or otherwise prior to and during the conduct of, but outside the terms of, the Offer, subject to certain limitations including as to price. In addition, under Rule 24.1 of the Code, Company Shares purchased pursuant to the Offer would be purchased at a price no lower than that for any purchase of Company Shares made outside the Offer.

Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" to, directly or indirectly, purchase or arrange to purchase any equity securities in the target company or any securities immediately convertible into, exchangeable for or exercisable for equity securities in the target company, except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires. "Covered person" is defined as (a) the offeror and its affiliates; (b) the offeror's dealer-manager and its affiliates; (c) any advisor to any of the foregoing, whose compensation is dependent on the completion of the offer; and (d) any person acting, directly or indirectly, in concert with any of the persons specified above.

Purchases by Bidco and other covered persons acting in concert with Bidco, including Anglo Chinese and any other Bidco advisors, of Company Shares outside the Offer would not fall within any of the excepted activities specifically outlined in Rule14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited from the date the Offer was announced, until the termination or expiration of the Offer.

The Code (through the provisions of Rule 24) provides protections similar to those provided by Rule 14e-5, making, we believe, exemptive relief appropriate in the circumstances of the Offer by requiring that if Bidco (or persons acting in concert with Bidco for purposes of the Offer) acquire Company Shares at a higher price than is available under the Offer, Bidco must then increase the Offer to the highest price it or any person acting in concert with Bidco for purposes of the Offer has paid. In addition, under Rule 22 of the Code, any purchases outside the Offer are required to be disclosed on a next-day basis to the Hong Kong Stock Exchange, the Takeovers Panel and the press, and are available for public inspection on the website of the Securities and Futures Commission of Hong Kong. Disclosures of these purchases attract significant public attention by their very nature, and are disseminated on dealers' screens throughout the Hong Kong market.

The formal Offer Document when posted will contain a statement that, subject to obtaining the relief requested in this letter, Bidco (or persons acting in concert with Bidco for purposes of the Offer) or its or their nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase Company Shares outside of the United States during the period in which the Offer remains open for acceptances, but outside the terms of the Offer. The Offer Document will further state that in accordance with the requirements of Rule 14e-5 and with any exemptive relief that may be granted by the Staff, such purchases, or arrangements to purchase, must comply with applicable Hong Kong rules, including the Code and the rules of the Hong Kong Stock Exchange.

Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act—namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange"—would be satisfied if Bidco, its advisors, or financial institutions acting on its or their behalf made purchases of Company Shares outside the United States, we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by Bidco and Holdco to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Company Shares outside the United States in the absence of such exemptive relief.

IV. Requested Exemptive Relief

Based on the foregoing, we respectfully request on behalf of Bidco and Holdco that Bidco, the persons acting in concert with Bidco for purposes of the Offer, its or their advisors, and any broker or other financial institution acting as its or their agent (collectively, the "Prospective Purchasers") be granted exemptive relief for the Offer from the provisions of Rule 14e-5, in order to permit purchases of Company Shares outside the Offer by any of the Prospective Purchasers that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Company Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of purchases or arrangements to purchase Company Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, will be prominently included in the Offer Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding purchases of Company Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, to the extent such information is made public in Hong Kong in accordance with the Code;

(d) the Prospective Purchasers shall provide to the Division of Market Regulation of the Securities and Exchange Commission (the "Division of Market Regulation") upon request, a daily time-sequenced schedule of all purchases of Company Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, on a transaction by transaction basis, including (1) size, broker (if any), time of execution, and price of purchase, and (2) if not executed on the Hong Kong Stock Exchange, the exchange, quotation system or other facility through which the purchase occurred;

(e) upon request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information specified above under (d)(1) and (d)(2) to the Division of Market Regulation at its offices in Washington, D.C., within 30 days of its request;

(f) the Prospective Purchasers shall comply with the applicable laws of Hong Kong and any applicable rules of Hong Kong organizations, including the Code and the rules of the Hong Kong Stock Exchange;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) the representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C., or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor of Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in similar situations in the past such as letter regarding the offer by St. David Capital plc for Hyder plc (available April 17, 2000), letter regarding the offer by Schlumberger Limited for Sema Group plc (available February 15, 2001), letter regarding the offer by Vinci for TBI plc (available August 23, 2001), letter regarding the offer by RWE Aktiengesellschaft for Innogy Holdings plc (available March 22, 2002), letter regarding the offer by CIBER (UK) Limited for ECsoft Group plc (available January 8, 2003), letter regarding the offer by Celltech Group plc for Oxford GlycoSciences plc (available March 3, 2003) and letter regarding the offer by Songbird Acquisition Limited for Canary Wharf (available April 22, 2004). In addition, we note the existence of the Memorandum of Understanding on exchange of information between the Commission, the Hong Kong Securities and Futures Commission and the United States Commodity Futures Trading Commission dated October 5, 1995.

It should also be noted that while we are not aware of an exemption having previously been sought or granted in relation to an offer being conducted under the Code in Hong Kong, we note that we are advised by English and Hong Kong counsel that the Hong Kong Takeovers Code is based upon similar principles and rules to those found in the City Code on Takeovers and Mergers of the United Kingdom, and its primary purpose as stated is to afford fair treatment for shareholders who are affected by takeovers and mergers.

If you have any questions or require any additional information, please contact Ashar Qureshi at +44 20 7614 2226 or John McGuire at +44 20 7614 2216. We respectfully request that you contact either of the foregoing persons prior to issuing a written response to the no-action positions requested herein.

Sincerely yours,

Ashar Qureshi/jfm John F McGuire

Ashar Qureshi
John F. McGuire

cc:

Chris Vaughan
(SABMiller)

John Davidson
(Lovells)

David Morrison
Graham Winter
(Richards Butler)